UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                              Protection One, Inc.
                              --------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   74 3663 304
                                   -----------
                                 (CUSIP Number)

                                  Lee P. Wages
                                    President
                              Westar Capital, Inc.
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020

                                    copy to:

                               Richard D. Terrill
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6322

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 17, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP NO. 74 3663 304                                        PAGE 2 OF 8 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Westar Capital, Inc.                        48-1092416
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A)  [ ]
                                                                        (B)  [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Kansas
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
  NUMBER OF              0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.     SHARED VOTING POWER
  OWNED BY               111,755,134
    EACH          --------------------------------------------------------------
 REPORTING        9.     SOLE DISPOSITIVE POWER
   PERSON                0
    WITH          --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                         111,755,134
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                   111,755,134
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     85.07%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


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--------------------                                       ---------------------
CUSIP NO. 74 3663 304                                         PAGE 3 OF 8 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Western Resources, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A)  [ ]
                                                                        (B)  [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Kansas
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
  NUMBER OF              0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.     SHARED VOTING POWER
  OWNED BY               111,755,134
    EACH          --------------------------------------------------------------
 REPORTING        9.     SOLE DISPOSITIVE POWER
   PERSON                0
    WITH          --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                         111,755,134
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                   111,755,134
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     85.07%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------



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CUSIP NO. 74 3663 304                                         PAGE 4 OF 8 PAGES
--------------------                                       ---------------------

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on November 24, 1997, (the "Statement"), with respect to the Voting Common Stock, par value $.01 per share (the "Shares") of Protection One, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

Item 1.  Security and Issuer

         No material change.

Item 2.  Identity and Background

         No material change.

Item 3.  Source and Amount of Funds or Other Consideration

         No material change.

Item 4.  Purpose of Transaction

         Western and the Issuer issued a joint press release (the "Joint Press Release") on December 17, 1999 which stated that the Reporting Person has acquired the debt and assumed the obligations from the lenders under the Issuer's revolving credit facility. The Issuer has received from the Reporting Person under the revolving credit facility an extension of the covenant waiver until January 15,2000. The Issuer


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CUSIP NO. 74 3663 304                                         PAGE 5 OF 8 PAGES
--------------------                                       ---------------------

continues to examine other options including the selling of assets to reduce debt and refinancing the credit facility. As of the date of this filing, the Reporting Person and a special committee of the Board of Directors of the Issuer are continuing negotiations with respect to the terms and conditions of further waivers or amendments to the credit facility and the Reporting Person's proposal to acquire the Issuer's continental European operations.


Item 5.  Interest in Securities of the Issuer

         (a) To the best knowledge and belief of the Reporting Person, there were 126,944,077 Shares issued and outstanding as of November 10, 1999. The Reporting Person beneficially owns (within the meaning of Rule 13d-3) 111,755,134 Shares, constituting approximately 85.07% of the total amount of issued and outstanding Shares (which is 131,370,309 Shares assuming that 4,426,232 Shares into which Convertible Notes held by the Reporting Person are converted).

         The Issuer and Western are parties to a Stock Option Agreement dated as of July 30, 1997 which granted Western an option to purchase up to 2,750,238 additional Shares on certain terms. The option terminated on October 31, 1999.


Item 6.  Contracts, Arrangements,
         Understandings or Relationships
         with Respect to Securities of
         the Issuer

         The response to Item 4 set forth above and the Joint Press Release attached hereto as Exhibit 1 are incorporated by reference in their entirety to this Item 6.


Item 7.  Material to Be Filed as Exhibits

         Exhibit 1. Joint Press Release of Western Resources, Inc. and Protection One, Inc., dated December 17, 1999.







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CUSIP NO. 74 3663 304                                         PAGE 6 OF 8 PAGES
--------------------                                       ---------------------

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1999

                                             WESTAR CAPITAL, INC.


                                           By: /s/ Lee P. Wages
                                              ----------------------------------
                                              Name:  Lee P. Wages
                                              Title: President


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1999

                                             WESTERN RESOURCES, INC.

                                           By: /s/ Richard D. Terrill
                                              ----------------------------------
                                              Name:  Richard D. Terrill
                                              Title: Executive Vice
                                                     President and
                                                     General Counsel